UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	0001309442
CUSIP Number:	42220V107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HEALTH BENEFITS DIRECT CORPORATION
Full Name of Registrant

Former Name if Applicable

150 N. RADNOR-CHESTER ROAD, SUITE B-101
Address of Principal Executive Office (Street and Number)

RADNOR, PENNSYLVANIA 19087
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of the subject Form 10-K for the year ended December 31, 2009 could not be accomplished by the filing date without unreasonable effort or expense because of delays experienced by Health Benefits Direct Corporation (“the Company”) in obtaining and compiling additional disclosure information necessary for the Company’s review and finalization of the financial statements to be presented in the Form 10-K.  The subject Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Anthony R. Verdi	(484)	654-2200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?[confirm yes or no]

			☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results from operations for the year ended December 31, 2009 will be significantly different from its results from operations for the year ended December 31, 2008.

During the first quarter of 2009, the Company ceased the direct marketing and sale of health and life insurance and related products to individuals and families in its Telesales call center.  The Company also determined to discontinue selling health and life insurance and related products to individuals and families through its non employee ISG agents.  Effective in the first quarter of 2009, the Company classified these activities as discontinued operations and restated its statement of operations to reflect these activities as discontinued operations for the year ended December 31, 2008.  The Company expects to report a gain from discontinued operations of approximately $964,000 for the year ended December 31, 2009, whereas the Company expects to report a loss from discontinued operations of approximately $2,102,000 for the year ended December 31, 2008.

Upon the Company’s adoption of the Derivative and Hedging Topic of the FASB Accounting Standards Codification (“ASC 815”) on January 1, 2009, the Company determined that certain warrants issued by the Company with provisions that reduce the exercise price of the warrants did not qualify for a scope exception under ASC 815 as they were determined to not be indexed to the Company’s stock as prescribed by ASC 815.   For the year ended December 31, 2009, the Company expects to record a gain on the change in fair value of derivative liability of $534,391 to mark to market for the increase in fair value of the warrants during the year ended December 31, 2009.

HEALTH BENEFITS DIRECT CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ Anthony R. Verdi
Anthony R. Verdi
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).